				Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to Date
	September 30
	2008	2007	2006	2005	2004	2003
	(millions)
Income from continuing operations	$108.8	$156.7	$149.3	$143.7	$145.0	$125.4
Add
Minority interests in subsidiaries	-	-	-	7.8	(5.1)	(1.3)
Income subtotal	108.8	156.7	149.3	151.5	139.9	124.1

Add
Taxes on income	60.7	59.3	70.3	48.0	53.8	83.3
Kansas City earnings tax	0.6	0.5	0.5	0.5	0.5	0.4
Total taxes on income	61.3	59.8	70.8	48.5	54.3	83.7

Interest on value of leased property	2.4	3.9	4.1	6.2	6.2	5.9
Interest on long-term debt	58.3	54.5	55.4	56.7	61.2	57.7
Interest on short-term debt	10.3	20.3	8.0	3.1	0.5	0.6
Mandatorily Redeemable Preferred
Securities	-	-	-	-	-	9.3
Other interest expense and amortization (a)	0.6	6.8	3.2	3.6	14.0	4.1

Total fixed charges	71.6	85.5	70.7	69.6	81.9	77.6

Earnings before taxes on
income and fixed charges	$241.7	$302.0	$290.8	$269.6	$276.1	$285.4

Ratio of earnings to fixed charges	3.38	3.53	4.11	3.87	3.37	3.68

(a)	On January 1, 2007, Great Plains Energy adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes," and along with the adoption elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.